March 21, 2008

Mail Stop 3561

Charles A. Cocotas
President and Chief Operating Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

RE: UFood Restaurant Group, Inc.
File No. 333-136167
Form 8-K: Filed February 19, 2008

Dear Mr. Cocotas:

        We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Patrick Kuhn
                        Staff Accountant